UBS AG Contingent Buffer Enhanced

Notes(CBEN)

ISIN: US90270KAP49

ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-178960 Dated November 6, 2013

UBS AG Contingent Buffer Enhanced Notes (CBEN)

Indicative Terms
Underlying Asset	Light Sweet Crude Oil (WTI), as quoted on CME (CL1 <Comdty>); 2) on Final Valuation Date, subject to 5-day averaging
Barrier Price	80% of the Initial Price
Upside Leverage Factor	2.00
Contigent Minimum Return	5.00%
Maximum Return	15.60%
Maximum Loss	100.00%
Term	Approximately 14 months

Potential Payment at Maturity (per Note)

1) If the asset return is positive, UBS will pay you an amount in cash equal to: $1,000 + ($1,000 x the greater of: (a) Contigent Minimum Return (5%) and (b) the asset return multiplied by the Upside Leverage Factor (2.00), subject to the Maximum Return (15.60%))

2) If the asset return is negative but equal to or greater than the Barrier Price 80%), UBS will pay you an amount in cash equal to $1,000 + ($1,000 x Contigent Minimum Return (5%))

3) If the asset return is negative and less than the Barrier Price (80%), UBS will pay you an amount in cash equal to: $1,000 + ($1,000 x asset return)

You may lose all or a significant portion of your investment

Please refer to the Free Writing Prospectus and Product Supplement for further details on risks, liquidity, prospective returns, tax considerations and other matters of interest. This Summary Free Writing Prospectus must not be looked at in isolation and a decision in respect to an investment into the Notes must be taken in conjunction with all available documentation in reference to this note offering.

Investor Suitability / Risk Considerations

•	Investing in the Notes involves significant risks
•	You may lose all or a substantial portion of your investment
•	Your maximum return on the Notes is limited to 15.60%
•	You do not seek current income from your investment. The Notes do not pay interest
•	You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes
•	You assume the credit risk of UBS AG for all payments under the Notes
•	Market prices of commodities tend to be highly volatile and may fluctuate rapidly based on numerous factors. These factors may create additional investment risks that cause the value of the Notes to be more volatile than the values of such traditional securities
•	The estimated initial value of the Notes will be lower than the Issue Price
•	JPMorgan Securities LLC, an affiliate of JPMorgan Chase & Co, acts as a placement agent
•	Additional risk factors in respect to the Notes offering can be found in section “Key Risks” of the respective Free Writing Prospectus

Hypothetical Payment at Maturity

Note: Sample indicative data only, does not present full downside risk

Hypothetical Final1)	Hypothetical Asset	Hypothetical Payment at	Total Return of Note
Price	Return	Maturity per Note	at Maturity
$150.00	50.00%	$1,156.00	15.60%
$130.00	30.00%	$1,156.00	15.60%
$107.80	7.80%	$1,156.00	15.60%
$105.00	5.00%	$1,100.00	10.00%
$102.50	2.50%	$1,050.00	5.00%
$100.00	0.00%	$1,050.00	5.00%
$95.00	-5.00%	$1,050.00	5.00%
$85.00	-15.00%	$1,050.00	5.00%
$80.00	-20.00%	$1,050.00	5.00%
$70.00	-30.00%	$700.00	-30.00%
$50.00	-50.00%	$500.00	-50.00%

1) Actual final price will be determined on the final valuation date

2) Please refer to Free Writing Prospectus and Product Supplement for detailed description of price source references

*)The final price will be determined by taking the arithmetic average of the closing prices of the underlying asset on each of the final averaging dates. The final averaging dates will be January 2, 2015, January 5, 2015, January 6, 2015, January 7, 2015 and January 8, 2015.

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Disclaimer

This material has been prepared by UBS AG, or an affiliate thereof (“UBS”). In certain countries UBS AG is referred to as UBS SA.

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes and a currency and commodity supplement for the various securities we may offer, including the Notes), with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 877-387-2275.

This material is for distribution only under such circumstances as may be permitted by applicable law. It has no regard to the specific investment objectives, financial situation or particular needs of any recipient. It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein, nor is it intended to be a complete statement or summary of the securities, markets or developments referred to in the materials. It should not be regarded by recipients as a substitute for the exercise of their own judgement. Any opinions expressed in this material are subject to change without notice and may differ or be contrary to opinions expressed by other business areas or groups of UBS as a result of using different assumptions and criteria. UBS is under no obligation to update or keep current the information contained herein. UBS, its directors, officers and employees’ or clients may have or have had interests or long or short positions in the securities or other financial instruments referred to herein and may at any time make purchases and/or sales in them as principal or agent. UBS may act or have acted as market-maker in the securities or other financial instruments discussed in this material. Furthermore, UBS may have or have had a relationship with or may provide or has provided investment banking, capital markets and/or other financial services to the relevant companies. Neither UBS nor any of its affiliates, nor any of UBS’ or any of its affiliates, directors, employees or agents accepts any liability for any loss or damage arising out of the use of all or any part of this material.

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Contact information

FICC Retail Structuring

677 Washington Boulevard

Stamford, CT 06901

USA

+1-203-719 1515

OL-SFX-US@ubs.com

UBS Securities LLC

P.O. Box 120305

Stamford CT 06901

Tel. +1-203-719 3000

www.ubs.com

UBS Securities LLC is a subsidiary of UBS AG

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